FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	New BlackBerry 9720 Smartphone Lets You Spark The Conversation	2.

Document 1

  NEWS RELEASE
August 13, 2013

FOR IMMEDIATE RELEASE
New BlackBerry 9720 Smartphone Lets You Spark The Conversation

Waterloo, ON – For customers that want a smartphone that’s built for a communications centric experience, BlackBerry® (NASDAQ: BBRY; TSX: BB) today introduced the new super social BlackBerry® 9720 smartphone. Designed for a premium look and available in a variety of vibrant colors, the new BlackBerry 9720 smartphone takes everything you’d get from a starter smartphone to the next level, and comes packed with of all of your favorite social apps to let you spark the conversation.

“The BlackBerry 9720 smartphone gives you all the essentials of the BlackBerry smartphone experience to support a communications centric lifestyle. It has the best keyboard and functionality for BBM, as well as an updated BlackBerry 7 OS that adds many enhancements. It’s perfect for customers upgrading from a feature phone or entry-level Android or Windows Phone device, as well as existing BlackBerry smartphone customers, that want a richer experience and jump up in style and performance,” said Carlo Chiarello, Executive Vice President for Products at BlackBerry.

The BlackBerry 9720 smartphone features a spacious BlackBerry® Keyboard with distinct keys for optimal typing, a 2.8” touchscreen and trackpad for easy navigation, offers generous battery life, and numerous enhancements including:

•
BlackBerry 7 OS – The new BlackBerry 9720 smartphone comes with BlackBerry® 7 OS version 7.1, which features an updated interface that lets you swipe to unlock the phone or access the camera from the lock screen, as well as additional enhancements.

•
BBM – The new BlackBerry 9720 smartphone features a dedicated BBM™ key that makes it quick and convenient to access the globally popular mobile social network, and with its BlackBerry Keyboard, messaging your BBM friends is easy and accurate. It also includes BBM Voice, which lets you chat over Wi-Fi® for free.* The latest version of BBM, which features BBM Channels, will also soon be available for download on the BlackBerry® World™ storefront, letting you tune in and connect with the businesses, brands, celebrities and groups you are passionate about.

•	Built-in FM Radio – With the BlackBerry 9720 smartphone you can listen to local FM stations, and automatically let your BBM friends know what station you’re currently listening to.
•
Multicast to Make Yourself Heard in an Instant – The refreshed BlackBerry 7 OS lets you quickly type your message once and post it simultaneously and instantly to your friends on BBM, Twitter® and Facebook®. You can even snap a picture and post it to multiple social networks all at the same time, right from the camera app.

•
Discover New Possibilities – With access to BlackBerry 7 apps and games on BlackBerry World, the BlackBerry 9720 smartphone can make you more productive and better informed, and keep you well connected and thoroughly entertained, while on the move.

•
Smart for Business Too – With BlackBerry® Enterprise Server or BlackBerry® Enterprise Server Express, the BlackBerry 9720 smartphone offers superior business productivity features with market-leading mobile device management, application management and security, and is a very cost-effective solution for any organization.

Beginning in the coming weeks, the new BlackBerry 9720 smartphone will be available in select markets from retailers and carriers in Asia, EMEA and Latin America. A variety of accessories from cases to carrying solutions, to chargers and audio peripherals, will also be available from select retailers.

For more information about the BlackBerry 9720 smartphone visit http://uk.blackberry.com/smartphones/blackberry-9720.html, and watch a YouTube video at http://www.youtube.com/watch?v=S9eTpojlWF8.

* For BBM Voice calls, both parties require a BlackBerry® 5 OS or higher or BlackBerry 10 smartphone, a data plan that supports BlackBerry services and a Wi-Fi connection. Please check with your service provider for availability and restrictions.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. For more information, visit www.blackberry.com.

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Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
+1.519.888.7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 13, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO